Teachers Insurance and Annuity Association of America	Keith F. Atkinson
College Retirement Equities Fund	Associate General Counsel
Southern Service Center	Asset Management Law
8500 Andrew Carnegie Boulevard	T (704) 988-5507
Charlotte, North Carolina 28262	F (704) 988-0102
katkinson@tiaa-cref.org

April 29, 2010

VIA EDGAR AND FACSIMILE

Michael L. Kosoff, Esq.
Staff Attorney - Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	TIAA Real Estate Account
Amendment No. 1 to Registration Statement on Form S-1
(the “Registration Statement”) (File No. 333-165286)

Dear Mr. Kosoff:

     On behalf of the TIAA Real Estate Account (the “Registrant” or the “Account”), we are simultaneously with this letter filing Amendment No. 1 to the above-captioned Registration Statement (“Amendment No. 1”). The enclosed Amendment No. 1 is marked to reflect changes from the initial filing of the Registration Statement, which was filed on March 5, 2010 (the “initial filing”).

     Please note that most of the changes made were in response to your comments on the initial filing, as relayed to us via fax and U.S. mail on April 22, 2010. We have also made certain additional clarifying and updating changes since the initial filing, including adding historical financial statements for Teachers Insurance and Annuity Association of America (“TIAA”) and other Registrant-specific information relevant as of the date of filing Amendment No.1.

     As soon as practicable following the filing of this letter and Amendment No. 1, each of the Registrant and TIAA-CREF Individual & Institutional Services, LLC (“Services”) will submit a request for acceleration of effectiveness of the Registration Statement, requesting the effectiveness of such Registration Statement to occur on April 30, 2010. The Registrant’s acceleration request will include the required “Tandy” representations.

     Set forth below are responses to the Staff's comments on the initial filing. Page number references are to Amendment No. 1.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 29, 2010

1.	Facing Page

A footnote to the Calculation of Registration Fee table states that the registrant is "carrying forward securities which remain unsold but which were previously registered under the Prior Registration Statements for which filing fees were previously paid." Please include a note stating the dollar amount of the filing fee previously paid that is offset against the currently due filing fee, the file number of the earlier registration statement from which the filing fee is offset, and the name of the registrant and the initial filing date of that earlier registration statement. See rule 457(p).

The Registrant has added a footnote on the facing page indicating the filing fee paid in connection with the most recent registration statement filed by the Registrant and also indicating the initial filing date and effective date of such registration statement. The Registrant supplementally advises the Staff that, while it is carrying forward unsold accumulation units registered on such prior registration statement in accordance with Rule 429 of the Securities Act of 1933, as amended, it has not offset the filing fee paid in connection with the Registration Statement to reflect the unsold portion of such accumulation units.

2.	Prospectus Summary (p. 3)

	a.	Please remove the first italicized paragraph of this section, as it is inappropriate to disclaim the contents of a summary section of the full statutory prospectus.

The Registrant has removed the second and third sentences of the first paragraph of the ‘Prospectus Summary’ section in response to the Staff’s request.

	b.	Please include a brief discussion, in plain English, of the death benefit and any other key aspects of the offering in the summary section as per item 503(a) of Regulation S-K.

The Registrant has added disclosure on page 11 of Amendment No. 1 responsive to the Staff’s request.

3.	Investment Strategies (pp. 3-5)

	a.	The leverage summary notes that the Account has a goal of not hav[ing] debt in excess of 30% or "gross asset value." Please clarify what is meant by the phrase “gross.”

The Registrant has added disclosure on page 34 of Amendment No. 1 responsive to the Staff’s request, and the Registrant has added a cross-reference to this disclosure on page 5 in the ‘Prospectus Summary’ section.

	b.	The discussion of strategies on page 17 notes that the Account may borrow up to 70% of the "then current asset value" of a particular property. Please note this in the leverage summary.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 29, 2010

The Registrant has added disclosure on page 5 of Amendment No. 1 responsive to the Staff’s request to convey the 70% loan to value limitation applicable at the time of financing.

c.

The leverage summary states that the Account may borrow based on a loan to value ratio. It is unc1ear what is intended by the use of the word “may” e.g., is it intended to convey a limit or is it intended to convey that the Account may borrow based on other guidelines besides LTV?

The Registrant has clarified disclosure on pages 4, 18 and 34 of Amendment No. 1 responsive to the Staff’s request.

d.	The summary notes that the Account can invest in certain mortgage related instruments to a “limited” extent. Please clarify what are the constraints being summarized in this manner.

The Registrant has added disclosure on pages 4 and 28 of Amendment No. 1 responsive to the Staff’s request.

e.	Please clarify supplementally whether the Account may engage in derivatives transactions and, if so, make revisions to the strategy summary and/or discussion, as appropriate.

The Registrant supplementally advises the Staff that it currently does not invest in derivative financial investments, nor does the Registrant engage in any hedging activity other than interest rate cap agreements contained in two mortgage loans payable on Account properties. In addition, the Registrant has no current intent to engage in derivatives transactions and expects the only hedging transactions into which it would enter would consist of either interest rate cap agreements or currency hedging arrangements (the latter of which the Registrant currently does not have in place); namely, legitimate hedging purposes to protect its investments. In either event, management does not believe such hedging arrangements, individually or in the aggregate, are likely to constitute a material component of its investment strategy and therefore, further disclosure regarding derivatives transactions, in management’s view, would not be material to investors.

4.	Summary of Expense Deductions (p. 5)

a.

Please explain supplementally why the registrant chose to reflect estimated expenses instead of using the expenses for the most recent fiscal year. Please also explain supplementally why the registrant chose to reflect a period other than the Account’s fiscal year.

The Registrant supplementally advises the Staff that the Account is an ‘at cost’ product (similar to the College Retirement Equities Fund (“CREF”), which is offered as a companion product to the TIAA traditional annuity and TIAA’s other

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 29, 2010

offerings, including the Account). Therefore, management believes that the annual estimates of expenses to be incurred by the Account over the twelve month period following each May 1 is more meaningful disclosure, and consistent with ensuring the disclosure is not materially misleading to investors, than presenting actual expenses for the most recent fiscal year. This is primarily due to the fact that, as an at cost product, expenses can vary from year to year, perhaps significantly. Further, disclosing estimated expenses in its fee table has, like CREF, represented the Account’s historical approach to disclosing expenses. In addition, the Account’s actual expenses are disclosed each fiscal quarter in the Account’s Quarterly Report on Form 10-Q and actual fiscal year expenses are disclosed in the Account’s Annual Report on Form 10-K.

b.	Please clarify any contractual terms of TIAA’s fee guarantee (e.g., when the contractual obligation expires) or confirm supplementally that the guarantee extends into perpetuity.

The Registrant supplementally informs the Staff that there is no expiration date or qualification to the terms of this guarantee. The requirement that the annual rate of 2.50% of average net assets serve as the maximum annual expense deduction is contained in the Registrant’s Plan of Operations, as filed with the New York Insurance Department (“NYID”). In addition, this guarantee is also contained in each of the TIAA annuity contracts which offer the Account as an investment option. There is currently no intent to modify this maximum deduction rate, and any modification to such rate would require the prior approval of the NYID and the several state insurance regulatory bodies.

c.	In the expense example, please replace the $1,000 assumption for a $10,000 assumption to allow for an apples-to-apples comparison to required Form N-1A and Form N-4 disclosure.

The Registrant has added disclosure on page 6 of Amendment No. 1 responsive to the Staff’s request.

d.

Footnote 2 to the fee table notes that there are currently no fees for transfers, but that the Account reserves the right charge for transfers in the future. Please disclose in the table the maximum amount that may be charged.

The Registrant supplementally advises the Staff that the TIAA contracts which offer the Account do not expressly reserve the right for TIAA to impose any fee (or a maximum fee) on transfers from the Account. If a transfer fee were to be imposed in the future, the Account would be obligated to approach the applicable state insurance commissioners to obtain any required approvals and in any event the Account would disclose such fee (together with all other material information relevant to such fee) in accordance with the Commission’s rules and regulations.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 29, 2010

5.	Summary Risk Factors (p. 6)

a.

Please revise this section to more completely summarize the principal risks. For example, please note the leveraging risk attendant in borrowing up to 70% of a property’s current value. As another example, please identify in the summary the various “risks” discussed later in the prospectus of selling and owning real estate. As a third example, please note the risks associated with investments in mortgage backed securities. As a fourth example, please identify the risks of holding foreign investments (e.g., political risk).

b.

The Liquidity Guarantee section notes that TIAA, as provider of the Liquidity Guarantee, may under certain conditions require that certain illiquid assets be sold to provide the Account with liquidity. Please note the associated risk that properties may be sold at times that may depress the proceeds from the sale.

Separately, please note in the principal risk summary the conflict of interest that TIAA, as both the manager with a fiduciary responsibility to investors in the Account and as provider of the Liquidity Guarantee. In addition, please note in the summary section the separate conflict of interest that TIAA has, as both manager of the Account and as manager of other accounts in purchasing and selling investments.

c.

The prospectus states that “[t]he principal risks include, but are not limited to, the following.” Please remove the qualification “but not limited to” and disclose all of the principal risks of investing in the Account.

d.

The Summary of Risk Factors includes “risks of holding foreign investments”. Please either include investment in foreign securities as an investment strategy or remove disclosure regarding foreign investments from the principal risks disclosure.

The Registrant has clarified and modified the disclosure on pages 6 and 7 of Amendment No. 1 responsive to the Staff’s requests above. With respect to Comment 5d., the Registrant supplementally advises the Staff that investing in foreign securities is not, and is not intended to become, a significant component of the Registrant’s investment strategy. The Registrant has also added disclosure on page 4 of Amendment No. 1 that speaks to the Account’s strategy with respect to making foreign investments.

6.	Past Performance (p. 8)

	a.	Please consider including a broad-based index in the average annual total returns table so as to provide an investor some basis for comparison.

The Registrant has considered the Staff’s comment and, while management has evaluated the propriety of including in its prospectus closed-end and open-ended benchmark indices as a comparison tool, the Registrant currently believes any comparison of the Account’s performance to a broad-based index could be potentially misleading to investors. Further, the direct real estate sector is not as heavily indexed as the equities or bond sectors. In the future, the Registrant agrees to continue to evaluate whether a broad-based real estate index can be used to provide investors a meaningful comparison to the Account’s performance.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 29, 2010

b.

Please clarify the extent to which the provided performance reflects expenses of the Account. If certain expenses referred to in the fee table are not reflected in performance, please note that performance would have been lower had those expenses been reflected.

The Registrant has clarified disclosure on page 8 of Amendment No. 1 responsive to the Staff’s request to note that the provided performance reflects the expenses of the Account.

7.	Risks (pp. 11 - 26)

	a.	Please rename this section “Risk Factors” as contemplated by item 503(c) of Regulation S-K. Please also make the corresponding change to the cross- reference on the cover page of the prospectus.

The Registrant has revised the disclosure throughout Amendment No. 1 responsive to the Staff’s request.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 29, 2010

b.

Under “Condemnation”, please clarify, to the extent applicable, that condemnation refers to a property being converted to a public use (i.e., through eminent domain) and not condemned because the property is deemed unfit for use.

The Registrant has clarified disclosure on page 15 of Amendment No. 1 responsive to the Staff’s request to note that condemnation refers to a property being converted to public use.

8.	The Account’s Investment Objective and Strategy (p. 27)

The Investment Strategies disclosure on page 4 of the prospectus describes the use of leverage, while the Investment Strategies on page 27 is silent regarding such investments. The summary disclosure is intended to be a summary of the full investment strategies presented later in the prospectus. As such, please disclose the use of leverage in the page 27 Investment Strategies disclosure.

On page 29 of Amendment No. 1, the Registrant has added a discussion on “Borrowing” as one of the investment strategies of the Account.

9.	Changing Operating Policies of Winding Down (p. 35)

In the case the Account decides to wind down, please confirm supplementally that the Liquidity Guarantee is capable of ensuring that contract holders can redeem shares at the accumulation unit value.

The Registrant confirms supplementally that the liquidity guarantee provided by TIAA will be available (if and as needed) to ensure that contract holders can redeem units at the accumulation unit value during any wind-down of the Account. Further, upon the wind-down of the Account, any Account accumulation units held by TIAA will be the last units redeemed, unless the independent fiduciary directs otherwise.

10.	Conflicts of Interest - Liquidity Guarantee (p. 41)

a.

The first paragraph of this section describes possible conflicts of interest, while the second paragraph describes how certain conflicts can be mitigated. However, a description of how the major conflict described on the first paragraph, (i.e., the disposing of properties solely to raise liquidity) is not adequately addressed by the second paragraph (i.e., what would prevent TIAA from selling account properties to maintain a high level of liquidity?) Please revise or advise.

The Registrant has added disclosure on page 43 of Amendment No. 1 responsive to the Staff’s request.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 29, 2010

b.	Please clarify what specific authority the independent fiduciary has to change decisions taken by TIAA in any capacity TIAA has that may conflict with its role as investment manager of the Account.

The Registrant has added disclosure on page 43 of Amendment No. 1 responsive to the Staff’s request.

11.	Valuing the Account’s Assets (p. 48)

Please confirm supplementally the accuracy of the value of the Account’s assets as the calculation appears to double count certain items. (e.g., The values in the fifth bullet should already be encompassed by the first bullet point.) Also, please clarify over what period the operating income is measured (i.e., since the previous valuation day).

The Registrant supplementally confirms that the calculation does not double count assets and income. The Registrant has added disclosure on page 50 to clarify the calculation of the value of the Account’s assets (in particular, items of income). In addition, the Registrant has added disclosure on page 50 of Amendment No. 1 responsive to the Staff’s request to clarify the period over which operating income is measured.

12.	Property Portfolios (p. 51)

Please revise the last sentence of the first paragraph for readability.

The Registrant has revised the disclosure on page 53 of Amendment No. 1 responsive to the Staff’s request.

13.	Expense Deductions (p. 55)

Please reconcile the first sentence of the second paragraph following the fee table with the second sentence of the second paragraph following the fee table. (i.e., If adjustments are made at the end of the quarter, there should not be any days remaining in the quarter.)

The Registrant has revised the disclosure on page 57 of Amendment No. 1 responsive to the Staff’s request.

14.	Market Timing / Excessive Trading Policy

Please clarify what other exceptions apply to this policy (e.g., RMD payments, payments to compensate financial advisers, etc.).

The Registrant has revised the disclosure on page 112 of Amendment No. 1 responsive to the Staff’s request.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 29, 2010

15.	Appendix B

If any property is not held in fee or is held subject to any major encumbrance, please state that it is not held in fee or is held subject to a major encumbrance and describe briefly how it is held as per item 102 of Regulation S-K.

The Registrant notes that footnote (4) to the tables in Appendix B indicates which of the Registrant’s wholly owned properties are subject to a mortgage, and that those joint venture investments which are subject to mortgages are highlighted by footnotes to the tables. The Registrant has also revised the disclosure on page 182 of Amendment No. 1 to include a cross-reference to Note 8 (Mortgage Loans Payable) to the Registrant’s audited financial statements.

16.	Rule 12h-7 under the Securities Exchange Act of 1934

If the registrant wishes to rely on the exemption in rule 12h-7 to avoid filing the Exchange Act reports of the registrant, please include the statement required by rule 12h-7(f) in the prospectus.

The Registrant notes the Staff’s comment and has not included the statement required by Rule 12h-7(f) of the Securities Exchange Act of 1934, as amended, due to the fact that it is not relying on the exemption in Rule 12h-7.

17.	Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

The Registrant supplementally confirms for the Staff that, aside from TIAA’s liquidity guarantee (which is only a guarantee of payment under the annuity contracts in the event the Account is unable to do so and is not a guarantee of the Account’s performance or of a particular accumulation unit value), there are no parent company, affiliated party or third-party guarantees, credit arrangements or “backstops” which inure to the benefit of the Account’s participant contract holders.

18.	Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

The Registrant supplementally confirms that the TIAA audited statutory-basis financial statements, the condensed TIAA financial statements to be included in the prospectus, along with all exhibits required to be filed, are included with this pre-effective Amendment No. 1.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 29, 2010

19.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant will include the required representations in its request for acceleration of the effectiveness of the Registration Statement.

* * * *

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 29, 2010

     If you have any questions, please call me at (704) 988-5507 or Stewart Greene at (212) 916-5954.

Very truly yours,

/s/ Keith F. Atkinson

Keith F. Atkinson, Esq.

cc:	Stewart P. Greene, Esq.
Jeffrey S. Puretz, Esq.
Stephen M. Leitzell, Esq.